May 20, 2010

VIA EDGAR

U.S. Securities and Exchange Commission Mail Stop 3561 Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Linda Cvrkel, Branch Chief

Re:	SEC Comment Letter, dated May 10, 2010
Easton-Bell Sports, Inc.
Form 10-K for the year ended January 2, 2010
Filed March 16, 2010
File No. 333-123927

Ladies and Gentlemen:

On behalf of Easton-Bell Sports, Inc. (the “Company”), this letter is being submitted to the Staff of the Securities and Exchange Commission (the “Commission”) in response to the comment in the Staff’s letter dated May 10 (the “May 10 Letter”) regarding the Company’s 10-K for the fiscal year ended January 2, 2010 and filed on March 16, 2010 (the “2009 10-K”).

For reference purposes, the comments as reflected in the May 10 Letter are reproduced in bold in this letter, and the corresponding responses of the Company are shown below each comment.

Accordingly, we supplementally advise you as follows:

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Critical Accounting Polices

1.	We note your responses to our prior comment numbers 1 and 2 and the additional disclosures you intend to include in future filings in the event that the Company becomes at risk of failing step one of the goodwill impairment test in future periods. To the extent that the Company’s sales levels and net earnings continue to experience declines from levels experienced in prior periods, even if your reporting units are not at risk of failing step one, in addition to providing disclosure to this effect, please also disclose the key assumptions used in your most recent impairment analysis such as percentages of revenue and cost increases as well as discount rate used. In addition, please consider including a sensitivity analysis that indicates the percentage by which fair value of your reporting units would have to decrease in order for the carrying value of the reporting units to be in excess of fair value. As part of your response, please provide us with an example of this disclosure to be included in future filings based on your most recent goodwill impairment analysis.

U.S. Securities and Exchange Commission

May 20, 2010

Company Response:

In the future, if our sales levels and net earnings decline from levels experienced in prior periods, we will include additional disclosure on key assumptions and sensitivity, such as the following verbiage:

For goodwill, on an annual basis or more frequently if certain conditions exist, the fair values of our reporting units are compared with their carrying values and an impairment loss is recognized if the carrying value of a reporting unit exceeds fair value to the extent that the carrying value of goodwill exceeds its fair value. We generally base our measurement of the fair value of a reporting unit on the present value of future discounted cash flows. The discounted cash flows model indicates the fair value of each reporting unit based on the present value of the cash flows that we expect each reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include our weighted average cost of capital, long-term rate of growth and profitability of each reporting unit, and working capital effects. The growth and profitability rates are based on historical rates specific to the markets in which we operate and cost increases that are reflective of anticipated inflation (deflation) adjusted for any anticipated future cost savings. The fair value of the reporting units could change significantly due to changes in estimates of future cash flows as a result of changing economic conditions, our business environment and as a result of changes in the discount rate used.

The Company’s goodwill impairment analysis performed as of January 2, 2010 indicated that none of the reporting units were at risk of failing the goodwill impairment test, and the fair values of each of the reporting units would have to decline at a minimum in excess of 5% depending on the specific reporting unit in order for the carrying value of a particular reporting unit to exceed the fair value. If reductions in estimated undiscounted or discounted cash flows occur in the future, and such reductions indicate that an impairment loss has occurred, an impairment loss will be recorded in the period that such a determination is made.

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We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (818) 902-5803.

Very truly yours,

/s/ Mark Tripp
Mark Tripp

cc:    Carl P. Marcellino, Ropes & Gray LLP

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